

08027038

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 27 2008

Washington, DC 111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFG Distribution Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 West Germantown Pike, Suite 460
(No. and Street)

Plymouth Meeting	PA	19462
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd R. Miller (484) 530-4837
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Todd R. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFG Distribution Company, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Donna M. Brown, Notary Public
Plymouth Twp., Montgomery County
My Commission Expires Oct. 24, 2009
Member, Pennsylvania Association of Notaries

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

To the Board of Directors and Shareholder of
PFG Distribution Company:

In planning and performing our audit of the financial statements and supplemental information of PFG Distribution Company (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") , we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company

has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2008

PFG Distribution Company

Financial Statements
Year Ended December 31, 2007

PFG Distribution Company

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants

To the Board of Directors and Stockholder of
PFG Distribution Company:

In our opinion, the accompanying statement of financial condition and the related statements of operation, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of PFG Distribution Company (the "Company") at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the Company has significant transactions with its parent, PFG Holdings, Inc. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2008

PFG Distribution Company

Statement of Financial Condition
as of December 31, 2007

ASSETS		
Cash	$	103,660
Deferred federal income tax benefit		24,517
Total assets	$	128,177
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	-
Shareholder's Equity:		
Common stock, $25 par value; 1,000 shares authorized issued and outstanding		25,000
Additional paid-in capital		150,770
Accumulated deficit		(47,593)
Total shareholder's equity		128,177
Total liabilities and shareholder's equity	$	128,177

See accompanying notes to financial statements.

PFG Distribution Company

Statement of Operations
for the year ended December 31, 2007

Revenues:	
Commissions on variable insurance products	$ -
Expenses:	
Allocated administrative expenses	-
Total expenses	-
Income from operations before income taxes	-
Federal income tax provision	-
Net income	$ -

See accompanying notes to financial statements.

PFG Distribution Company

Statement of Shareholder's Equity
for the year ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance, December 31, 2006	$ 25,000	$ 150,770	$ (47,593)	$ 128,177
Net income from operations	-	-	-	-
Balance, December 31, 2007	$ 25,000	$ 150,770	$ (47,593)	$ 128,177

See accompanying notes to financial statements.

PFG Distribution Company

Statement of Cash Flows
for the year ended December 31, 2007

Cash, January 1	$	103,660
Cash flows from operating activities:		
Net income		-
Net cash provided by operating activities		-
Cash, December 31	$	103,660

See accompanying notes to financial statements.

PFG DISTRIBUTION COMPANY

NOTES TO FINANCIAL STATEMENTS

1. *Nature of Business and Summary of Significant Accounting Policies:*

Description of Business
PFG Distribution Company ("PDC" or "the Company") is a Delaware company organized on January 26, 1995 and licensed as a securities broker/dealer on January 18, 1996. PDC is a wholly owned subsidiary of PFG Holdings, Inc. ("PFG") which, through subsidiary companies, is engaged principally in the sale of insurance products. The Company does not hold customer accounts.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Cash
Cash consists of short-term deposits placed with a financial institution.

Income Taxes
For tax years ending on or before May 1, 2003, the Company filed a consolidated federal tax return with PFG and Philadelphia Financial Group, Inc., a wholly owned subsidiary of PFG. Subsequent to the acquisition of PFG by The Phoenix Companies, Inc. on May 1, 2003, the Company will file as a member of the consolidated federal tax return of The Phoenix Companies, Inc.

The Company and PFG are parties to a tax sharing agreement. Pursuant to the terms of the agreement, the Company will be reimbursed for net operating losses generated by the Company and utilized in the consolidated federal tax return. If unused, the net operating loss carryforwards of $42,110 and $30,000 originating in 1996 and 2000, respectively, will expire in 2016 and 2020, respectively. Accordingly, a deferred tax asset of $24,517 resulting from net losses incurred has been reflected in the accompanying statement of financial condition. Based on future expectations, management believes it is more likely than not that the Company will fully realize the deferred tax asset.

Revenue Recognition
Brokerage commission income and expenses are recorded on a trade-date basis.

Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. *Intercompany Transactions:*

The Company has entered into an expense agreement with its affiliate, AGL Life Assurance Company ("AGL"). Under the terms of the agreement, AGL agreed to pay all expenses of the Company, which includes general and administrative expenses such as state filing and registration fees, licensing fees, FINRA membership and assessment fees, CRD account replenishment, statutory representation costs, corporate liability insurance coverage, miscellaneous costs and corporate taxes (i.e., income, franchise, and privilege). The Company is not obligated, directly or indirectly, to reimburse or otherwise compensate any party for paying expenses related to the conduct of the Company's business. The Company shall pay an administrative expense to AGL in an amount equal to the revenues of the Company. To the extent that the Company's expenses exceed the Company's revenue, the Company has no obligation to reimburse AGL for the difference. The Company reported no revenue for the year ended December 31, 2007. The Company incurred $290,104 in expenses for the year ended December 31, 2007, of which it paid $0 to AGL, in accordance with the intercompany agreement.

3. *Regulatory Matters*

Net Capital Requirement
The Company is a limited securities broker/dealer with the Financial Industry Regulatory Authority ("FINRA") and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1.) Rule 15c3-1 requires maintenance of minimum net capital. Because the Company holds no customer accounts, the rule requires the Company to maintain net capital of no less than $5,000. As of December 31, 2007, the Company had net capital, as defined, of $83,660.

4. *Exemption from Reserve Requirements:*

Under SEC Rule 15c3-3(k)(1)(i), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers. As of December 31, 2007, the Company was in compliance with the conditions of this exemption.

5. *Commitments and Contingencies*

The Company is involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. In the opinion of management, based on current information, future developments involving the ultimate disposition of threatened litigation will not have a material effect on the financial position of the Company.

PFG Distribution Company

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Act of 1934

As of December 31, 2007

Computation of net capital:		
Total stockholder's equity from statement of financial condition	$	128,177
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		128,177
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		128,177
Deductions and/or charges:		
Non-allowable assets:		
Deferred income taxes		(24,517)
Other additions and/or credits		
Insurance deductible		(20,000)
Total deductions and/or charges		(44,517)
Net capital before haircuts on securities		83,660
Haircuts on securities (pursuant to Rule 15c3-1(f))		-
Net capital	$	83,660
Aggregate indebtedness:		
Items included in statement of financial condition		
Other accounts payable		-
Items not included in statement of financial condition		-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement:		
Minimum net capital required (based upon aggregate indebtedness)	$	-
Minimum dollar requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	78,660
Excess net capital at 1000%	$	83,660
Ratio: aggregate indebtedness to net capital		-

Reconciliation with Company's Computation of Net Capital on Form X-17A-5 as of December 31, 2007

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

END